SECURITIES AND EXCHANGE COMMISSION
                       Washington, D. C. 20549


                              FORM 11-K


     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934
          For the plan year ended December 31, 1995


          or


     [_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934
          For the transition period from ______ to _______

Commission File Number: 1-11978

          A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                   THE MANITOWOC COMPANY, INC. DEFERRED
                           COMPENSATION PLAN

          B. Name of the issuer of securities held pursuant to the plan and the address of its principal executive office:

                     THE MANITOWOC COMPANY, INC.
                         500 So. 16th Street
                         Manitowoc, WI 54220




               There are no exhibits to this document.




                         REQUIRED INFORMATION

The following financial statements of The Manitowoc Company, Inc.
Deferred Compensation Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.




The Manitowoc Company, Inc. Deferred Compensation Plan
Financial Statements for the period ending


                                                                             6 Months
                                             12 Months Ending                 Ending
                                      12/31/95             12/31/94           7/2/94
                                   ----------------------------------      -------------
Cash & Equivalents                 $    2,937.22        $   31,543.64       $     157.91
Contribution Receivable
  from the Company                     33,208.57            30,606.53          28,397.57
Investment in Company Stock           930,173.13           351,471.13         185,775.67
Investment in Fidelity
  Balanced Fund                     1,070,078.59           604,928.55         243,414.74
                                   -------------        -------------       ------------
Assets Available for
  Plan Benefits                    $2,036,397.51        $1,018,549.85        $457,745.89
                                   =============        =============       ============

Change in Assets Available for
   Plan Benefits

Opening Balance                    $1,018,549.85        $  457,745.89        $      0.00
Interest Income                           595.20               355.24             217.23
Dividend Income                        64,963.69            16,185.13          10,695.11
Employee Contributions                720,644.56           638,755.75         427,125.28
Employer Contributions                 33,208.57            30,606.53          28,397.57
Benefit Payments                      (48,087.70)          (20,423.98)         (5,051.67)
Fees                                   (6,125.26)           (1,415.39)         (3,561.81)
Realized Loss                              --                   --                (75.82)
Unrealized Gain/Loss                 (252,648.60)         (103,259.32)              0.00
                                   -------------        -------------        -----------
  Ending Balance of Assets
   Available for Plan Benefits     $2,036,397.51       ($1,018,549.85)       $457,745.89
                                   =============        =============        ===========



                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator, who administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, all the members of the administrative committee, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin, on this 28th day of June, 1995.

                         THE MANITOWOC COMPANY, INC.
                         DEFERRED COMPENSATION PLAN




                           /s/  Philip Keener
                         -------------------------
                         Philip Keener